
PHARM
ROBOTICS

The Problem

Issues with Labor Shortage

- For every 1,000 cows, 1 full-time employee is needed to give inoculations
- Employees administer 10k - 18k inoculations per 1,000 cows annually
- **Labor cost of $62,000* can be saved per employee per year**

Issues with Compliance for Animal Health Standards

- Even with RFIDs, employees cannot properly locate cows
- 5% inaccuracy per inoculation in a protocol causes a huge loss in pregnancy rates
- **Avg. loss of $75,000 per 1,000 cows per year due to inaccurate inoculations**
- **Potential avg. gain of $15 per cow for every 1% increase in preg rate**

The Bottom Line

- Increased herd health, pregnancy rates, herd size, and milk yields
- Opportunity to increase animal health standards and animal welfare
- **Dairy farmers are missing out on up to $285 per cow per year**



Represents wages, insurance, and taxes incurred are estimated on a US average

PHARM ROBOTICS


GnRH
PG
Vacc

This is **Sureshot,**
The robotic health center for dairy cows.

Identifies individual cows

99.9% accuracy

Real-time data management

Automatic needle disposal

Robot built for environment

Keeps up with cow flow

No labor required

Agriculture is a **$2.4T** industry that will require precision based technologies to feed the world's population by 2050

PHARM ROBOTICS

Value Proposition



Sureshot utilized by dairy farmers for vaccines and reproductive products
Inoculations and weights are uploaded to herd management platform in real-time
Dairy farmer views data on any existing herd management platform
Better management decisions
Increased immunization rates
Increased pregnancy rates
100% transparency for farmers and consumers

- Save up to **$85/cow/year** on labor costs
- Gain up to **$200/cow/year** from increased health standards
- In total, up to **$285/cow/year** could be achieved with Sureshot

The Farmer's ROI with SureShot

	Customer ROI (1.5 - 3 years)	Labor Savings ($62k per employee)	Additional Revenue (Increased Health Standards)	Total Potential (Per Year)
600+ Cow Dairies	3 years	1-2 full-time employees	$110,000	$234,000
3,000+ Cow Dairies	2.25 years	3 full-time employee	$520,000	$706,000
15,000+ Cow Dairies	1.5 years	4-5 full-time employees	$3,200,000	$3,510,000

The agriculture robotics market is valued at **$4.6B** and is expected to increase to **$20.3B** by 2025

These are forward looking projections and are not guaranteed.

PHARM ROBOTICS

Where is the Industry Heading?

- *Rising cost of labor in the US*
- *Shortage of skilled employees*
- *Competitive food market*
- *US dairies are growing in herd sizes on average*
- *Increased robotics usage amongst dairies in the US*
- *Opportunities to expand into emerging markets*

Traceability of pharmaceuticals for the very first in a market that cares about where their food came from.


PHARM
ROBOTICS

Target Market

USA

34,187

Dairy Farms in 2019



6,000,000 of the 9,000,000 dairy cows in the U.S.

Expand to large dairies in Asia, Europe, and Middle East

The 50,000,000 beef cows in the U.S.

Initially target dairy states such as California, Wisconsin, Idaho, New York, and Texas

- Large dairy operations
- Utilize artificial insemination
- Spend significantly on labor
- Operations with robotics

Target international countries with the such as India, Brazil, China, Ethiopia, and Pakistan.

PHARM ROBOTICS

Projected Sureshot Sales



$300,000 base price plus gate system and installation fees



Pharmaceutical Sales



Yearly Licensing Fee



Yearly Software Fee



Total Net Income
Recurring Revenue
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$0
5 Sureshots
29 Sureshots
68 Sureshots
220 Sureshots
386 Sureshots
460 Sureshots
2022
2023
2024
2025
2026
2027

$200K upfront
$10K / mo. until paid
1 robot / dairy

$12.3M

Revenue Potential from 41 signed Letters of Intent

*LOIs allow for future discussions with farmers on Purchase Agreements

The Moo-vers of Pharm Robotics



Marinus Dijkstra
CEO & Co-Founder

20+ years of dairy management experience
Partner/operator of 2 large dairies
Reputable CDI member with 3,000+ cows
CMAB board member


PHARM ROBOTICS

Alexander Chuck
CFO & Co-Founder

5+ years of dairy operations experience
Forbes 30 Under 30 Honoree
AgGrad 30 Under 30 Honoree
Previous financial analyst
Previous operations manager
B.S. in Business w/ Finance Emphasis
B.S in Accounting



Connor Broughton
CMO

M.B.A. Graduate
Previous Head of Business Development and Marketing
Previous experience in business strategy
B.S. in Business w/ Finance Emphasis
B.S. in Accounting
Minor in Law, Justice, and Social Control

PHARM ROBOTICS

Partnerships and Collaborations



Thomas Hintz
Partner

20+ years of renewable energy experience
Managing Partner of Seahold LLC
B.A. in Economics
Assisting in business development and business strategy



Chris van den Berg
Partner

10+ years of SaaS and management experience
CEO of FarmTrace
M.Sc. in General Management
Assisting in financial strategy and software development





Joe Trujillo & Jason Swart
Partners

30+ years of dairy equipment experience
Owners of Specialized Dairy Services,
Assisting in equipment installations and sales in Western US

Also featured on:

HOARD'S DAIRYMAN

AMERICAN Agriculturist

PROGRESSIVE DAIRY

American Dairymen

FarmTrace | Sea Hold | SDS Specialized Dairy Service Inc. | SIEMENS | vas | DFA Dairy Farmers of America

Unrivaled Potential

- ✔ Attended DFA accelerator program from April - June 2018
- ✔ Non-provisional utility patent (Issued on December 29, 2020)
- ✔ Manufacturing, software, market research, and installation channel partners established
- ✔ 41 LOIs (Representing roughly 350,000 cows) & 4 large dairies committed for beta-phase
- ✔ Accepted partnerships with Siemens and Valley Agriculture Software (VAS)
- ✔ Continuing to work with the integrators on some initial RFID and visualization technology
- ✔ Developing roadmap with VAS to build the add-on onto their existing herd management program
- ✔ Sponsor project at CSU, Chico has begun the design process for our gate system/bumper restraint
- ✔ Working on business relationships with global robotics and pharmaceutical companies



Interested in this opportunity?

- Contributing towards the future of dairy
- First mover with plans to expand into other animal types and industries
- Low investment minimum
- Knowledgeable lead investor who signs off all corporate actions
- Return on investment occurs upon acquisition or IPO

Please Visit:
https://wefunder.com/pharmrobotics

Appendix

Financial Statement Model for Pharm Robotics

INCOME STATEMENT

Fiscal year	2022P	2023P	2024P	2025P	2026P	2027P
Fiscal year end date	*12/31/21*	*12/31/22*	*12/31/23*	*12/31/24*	*12/31/25*	*12/31/26*
Revenue	2,250,000	13,050,000	30,600,000	99,000,000	173,700,000	207,000,000
Cost of sales (enter as -)	(1,500,000)	(8,700,000)	(20,400,000)	(66,000,000)	(115,800,000)	(138,000,000)
Gross Profit	**$ 750,000**	**$ 4,350,000**	**$ 10,200,000**	**$ 33,000,000**	**$ 57,900,000**	**$ 69,000,000**
Research & development (enter as -)	(648,000)	(100,000)	(180,000)	(825,000)	(725,000)	(625,000)
Selling, general & administrative (enter as -)	(158,222)	(345,000)	(985,000)	(1,390,000)	(2,100,000)	(2,875,000)
Inventory	(360,000)	(360,000)	(360,000)	(360,000)	(360,000)	(360,000)
Operating profit (EBIT)	**$ (416,222)**	**$ 3,545,000**	**$ 8,675,000**	**$ 30,425,000**	**$ 54,715,000**	**$ 65,140,000**
Other Income- Installation Fees	15,000	87,000	204,000	660,000	1,158,000	1,380,000
Pretax profit	**$ (401,222)**	**$ 3,632,000**	**$ 8,879,000**	**$ 31,085,000**	**$ 55,873,000**	**$ 66,520,000**
Taxes	(1,400)	(1,400)	(1,400)	(1,400)	(1,400)	(1,400)
Net income	**$ (402,622)**	**$ 3,630,600**	**$ 8,877,600**	**$ 31,083,600**	**$ 55,871,600**	**$ 66,518,600**
Free Cash Flow from Reccuring Income	$ 54,500	$ 370,600	$ 1,111,800	$ 3,509,800	$ 7,717,200	$ 12,731,200
Total Net Income	**$ (348,122)**	**$ 4,001,200**	**$ 9,989,400**	**$ 34,593,400**	**$ 63,588,800**	**$ 79,249,800**
Units	5	29	68	220	386	460
% Growth		480.0%	134.5%	223.5%	75.5%	19.2%

These are forward looking projections and are not guaranteed.

PHARM ROBOTICS